Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-220519

May 12, 2020

$600,000,000

Encompass Health Corporation

$300,000,000 4.500% Senior Notes due 2028

$300,000,000 4.750% Senior Notes due 2030

Pricing Term Sheet dated

May 12, 2020

Change in Size of Offering

Reference is made to the preliminary prospectus supplement, dated May 12, 2020, to the prospectus dated September 18, 2017 (together, the “Preliminary Prospectus”). The aggregate principal amount of notes to be issued in this offering has been increased from $500,000,000 to $600,000,000, with each of the two series of additional notes having been increased by $50,000,000. The net proceeds received from the $100,000,000 aggregate increase will be used for working capital and other general corporate purposes, which may include repayment of outstanding indebtedness.

Issuer:	Encompass Health Corporation

Size:	2028 Notes: $300,000,000 (Reopening of 2028 Notes issued on September 18, 2019) 2030 Notes: $300,000,000 (Reopening of 2030 Notes issued on September 18, 2019)

Maturity:	2028 Notes: February 1, 2028 2030 Notes: February 1, 2030

Coupon:	2028 Notes: 4.500% 2030 Notes: 4.750%

Offering Price:	2028 Notes: 99.0% of face amount plus accrued interest from February 1, 2020 to the Settlement Date 2030 Notes: 98.5% of face amount plus accrued interest from February 1, 2020 to the Settlement Date

Yield to Maturity:	2028 Notes: 4.655% 2030 Notes: 4.945%

Yield to Worst:	2028 Notes: 4.655% 2030 Notes: 4.945%

Interest Payment Dates:	2028 Notes: February 1 and August 1, commencing August 1, 2020 2030 Notes: February 1 and August 1, commencing August 1, 2020

Record Dates:	2028 Notes: January 15 and July 15

2030 Notes: January 15 and July 15

Equity Clawback:	2028 Notes: Up to 35% at 104.50% until February 1, 2023 2030 Notes: Up to 35% at 104.75% until February 1, 2025

Optional Redemption:	2028 Notes: Make-whole call at T + 50 basis points to February 1, 2023, then:

	On or after: February 1, 2023 February 1, 2024 February 1, 2025 and thereafter	102.250% 101.125% 100.000%

2030 Notes: Make-whole call at T + 50 basis points to February 1, 2025, then:

	On or after: February 1, 2025 February 1, 2026 February 1, 2027 February 1, 2028 and thereafter	102.375% 101.583% 100.792% 100.000%

Underwriting Discount:	2028 Notes: 1.5% 2030 Notes: 1.5%

Net Proceeds to Issuer Before Expenses:	$583,500,000

Trade Date:	May 12, 2020

Settlement Date*:	T + 3; May 15, 2020

Denomination:	$2,000, and integral multiples of $1,000 in excess thereof.

CUSIP/ISIN:	2028 Notes: CUSIP: 29261A AA8 ISIN: US29261AAA88 2030 Notes: CUSIP: 29261A AB6 ISIN: US29261AAB61

Distribution:	SEC Registered

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Regions Securities LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

*	Note: Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their advisors.

Other information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

The Issuer and its subsidiary guarantors have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send the prospectus to you if you request it by contacting any of the Joint Book-Running Managers at BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, by telephone at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or by email at Barclaysprospectus@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (800) 831-9146 or by email at Prospectus@citi.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, by facsimile at (212) 902-9316 or by email at Prospectus-ny@ny.email.gs.com; J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204; Morgan Stanley & Co. LLC, at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, by telephone at (866) 718-1649 or by email at prospectus@morganstanley.com; RBC Capital Markets, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Leveraged Capital Markets, or by telephone at 1-877-280-1299; Regions Securities LLC, 615 S. College Street 6th Floor, Charlotte, NC 28202, or by telephone at 704-940-5066; SunTrust Robinson Humphrey, 3333 Peachtree Road, 10th Floor, Atlanta, GA 30326, by telephone at (800) 685-4786 or by e-mail at STRHdocs@SunTrust.com; or Wells Fargo Securities LLC, Attn: WFS Customer Service, 608 2nd Ave S, Suite 1000, Minneapolis, MN 55402, by telephone at (800) 645-9751 Opt 5 or by email at wfscustomerservice@wellsfargo.com.

This communication should be read in conjunction with the Preliminary Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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